EXHIBIT 99.6

GLJ	Petroleum Consultants
Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO Jodi L. Anhorn, P. Eng.
    Executive Vice President & COO
Officers / Vice Presidents:
Terry L. Aarsby, P. Eng. Caralyn P. Bennett, P. Eng. Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng. Todd J. Ikeda, P. Eng. Bryan M. Joa, P. Eng. Mark Jobin, P. Geol. John E. Keith, P. Eng. John H. Stilling, P. Eng. Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

TO: Pengrowth Energy Corporation
2100, 222-3 Avenue SW
Calgary, Alberta T2P OB4
We hereby consent to the reference to our name and report evaluating Pengrowth Energy Corporation’s oil and gas reserves as of December 31, 2013 and the information derived from our reports, as described or incorporated by reference in: (i) Pengrowth Energy Corporation’s Annual Report on Form 40-F for the year ended December 31, 2013 and (ii) the Registration Statement on Form F-3 (File No. 333-180888) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.
Yours truly,
GLJ PETROLEUM CONSULTANTS LTD.

Doug R. Sutton, P. Eng.
Vice President

Calgary, Alberta
February 28, 2014

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com